AMERICAN INDEPENDENCE CORP.
                               485 Madison Avenue
                            New York, New York 10022

                                February 18, 2003

To the Stockholders of American Independence Corp.

      I am pleased to inform you that, at a special meeting of stockholders held on February 13, 2003, the stockholders of American Independence Corp. (the "Company") approved a one-for-three reverse stock split of the Company's common stock. Each three shares of our common stock outstanding prior to 6:00 p.m., New York City time, on February 13, 2003 (the "Old Common Stock") was automatically combined and reclassified and continued, without any action on the part of the holder thereof, as one share of new common stock (the "New Common Stock") at that time. No fractional shares will be issued in connection with the reverse stock split. Holders of shares of Old Common Stock who would otherwise be entitled to a fraction of a share on account of the reverse stock split will receive, upon surrender of the stock certificates formally representing shares of Old Common Stock, cash in lieu of such fractional share.

      In order to exchange any certificates you hold representing Old Common Stock for certificates representing New Common Stock, you must return the accompanying GREEN Transmittal Form, signed and completed in accordance with the instructions appearing on the GREEN Transmittal Form. Your present Old Common Stock certificates, with the completed and signed GREEN Transmittal Form and any other required documents, should be delivered to Mellon Investor Services LLC, the exchange agent, at the appropriate address set forth in the GREEN Transmittal Form. A return envelope addressed to the exchange agent is enclosed for your convenience.

      In order to save on mailing costs, the Company has asked Madison Investors Corporation to include the GREEN Transmittal Form with the materials accompanying an Offer to Purchase and a BLUE Letter of Transmittal relating to Madison Investors' cash tender offer for up to 1,000,000 shares of New Common Stock. It is therefore important that you use the correct transmittal form, depending on whether you wish to exchange your certificates (GREEN) or to participate in the cash tender offer (BLUE). If you are a holder of record and surrender your certificate with the GREEN Transmittal Form, the shares represented by that certificate will not be regarded as having been tendered in the cash tender offer.

      We look forward to your continued support of the Company.

                                                     Sincerely,


                                                     DAVID T. KETTIG
                                                     Secretary